Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 23, 2024
Relating to Preliminary Prospectus Supplement dated September 23, 2024 and
Prospectus dated June 26, 2024
Registration No. 333-280501
New Mountain Finance Corporation
$300,000,000
6.200% Notes due 2027
PRICING TERM SHEET
September 23, 2024
The following sets forth the final terms of the 6.200% Notes due 2027 and should only be read together with the preliminary prospectus supplement dated September 23, 2024, together with the accompanying prospectus dated June 26, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	New Mountain Finance Corporation (the “Issuer”)

Security:	6.200% Notes due 2027

Ratings (Moody’s/Fitch/KBRA)*:	Baa3 / BBB- / BBB-

Aggregate Principal Amount Offered:	$300,000,000

Maturity Date:	October 15, 2027, unless earlier repurchased or redeemed

Trade Date:	September 23, 2024

Price to Public (Issue Price):	The Notes will be issued at a price of 99.363% of their principal amount, plus accrued interest, if any, from September 26, 2024.

Coupon (Interest Rate):	6.200%

Yield to Maturity:	6.431%

Spread to Benchmark Treasury:	T + 295 bps

Benchmark Treasury:	3.375% due September 15, 2027

Benchmark Treasury Price and Yield:	99-22+ / 3.481%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2025

Make-Whole Redemption:
The Issuer may redeem some or all of the Notes, in whole or in part, at any time, or from time to time, at a redemption price equal to the greater of:
•(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption; and
•100% of the principal amount of the Notes to be redeemed;
plus, in either case, accrued and unpaid interest thereon to the redemption date.

Change of Control:	Holders have the right to require the Issuer to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a change of control repurchase event.

Settlement Date**:	September 26, 2024 (T+3)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	647551 AG5

ISIN:	US647551AG52

Joint Book-Running Managers:	SMBC Nikko Securities America, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC CIBC World Markets Corp. Citizens JMP Securities, LLC R. Seelaus & Co., LLC

Joint Lead Manager:	Keefe, Bruyette & Woods, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	B. Riley Securities, Inc. First Citizens Capital Securities, LLC Raymond James & Associates, Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** The Issuer expects that delivery of the Notes will be made to investors on or about September 26, 2024, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the closing of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the closing of the Notes should consult their advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Issuer before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Issuer and should be read carefully before investing.
The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Issuer and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.
The Issuer has filed a registration statement including a prospectus and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling SMBC Nikko Securities America, Inc. at 1-212-224-5135, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526, or Wells Fargo Securities, LLC at 1-800-645-3751.